[Letterhead of Sullivan & Cromwell LLP]

February 24, 2011

Via Email and EDGAR

Mr. John M. Ganley,

        Securities and Exchange Commission,

                100 F Street, N.E.,

                        Washington, D.C. 20549.

Re:	OFS Capital, LLC
(Form N-2, File Nos. 333-166363 & 814-00813)

Dear John:

Per our prior discussion, in the interest of expediting your review of the Registration Statement on Form N-2 (the “Form N-2”) filed by our client, OFS Capital, LLC (the “Company”), with the Securities and Exchange Commission on April 29, 2010, as most recently amended on October 5, 2010, we are providing to the staff supplementally certain updates to the Company’s disclosure. The updates reflected in the attached pages are principally for the purpose of (1) modifying the disclosure with respect to the OFS Capital WM transaction to reflect, among other things, our recent discussions with the staff on this transaction, (2) including a minor elaboration to OFS Capital’s investment strategy, and (3) reflecting the finalized terms of the allocation policy of the investment advisor to the Company. In this regard, we have attached as Annex A to this letter changed pages, marked against the most recent amendment to the Company’s Form N-2, which reflect the Company’s proposed revisions. We have not sought to include each instance of these updates, but would propose to make conforming changes to other parts of the Form N-2 consistent with the changed pages submitted.

If you have any questions or comments regarding the above, please feel free to call me on (310) 712-6603.

Very truly yours,

/s/ Patrick S. Brown
Patrick S. Brown

OFS Capital, LLC	-2-

cc:	Glenn R. Pittson
(OFS Capital, LLC)

Jonathan H. Talcott
(Nelson Mullins Riley & Scarborough LLP)

Annex A

PROSPECTUS SUMMARY

This summary highlights some of the information in this prospectus. It is not complete and may not contain all of the information that you may want to consider. You should read this entire prospectus carefully, including, in particular, the more detailed information set forth under “Risk Factors” and the consolidated financial statements and the related notes included elsewhere in this prospectus.

As used in this prospectus, except as otherwise indicated, the terms “OFS Capital,” “we,” “us,” “our” and the “Registrant” refer to OFS Capital, LLC, a Delaware limited liability company, and its consolidated subsidiaries for the periods prior to consummation of the BDC Conversion (as defined below), and refer to OFS Capital Corporation, a Delaware corporation, and its consolidated subsidiaries for the periods after the consummation of the BDC Conversion. Relationships between us and certain of our affiliates are summarized, and definitions of certain additional terms used in this prospectus are provided, in the section of this prospectus entitled “Glossary of Certain Terms.”

Prior to the date of this prospectus, we will convert from a limited liability company into a corporation. In this conversion, OFS Capital Corporation will succeed to the business of OFS Capital, LLC and its consolidated subsidiaries, and the sole member of OFS Capital, LLC will become the sole stockholder of OFS Capital Corporation. Thereafter, we will file an election to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”). In addition, for tax purposes we intend to elect to be treated as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”). In this prospectus, we refer to these transactions (including the filing of an election to be regulated as a business development company) as the “BDC Conversion.” Unless otherwise indicated, the disclosure in this prospectus gives effect to the BDC Conversion.

Unless indicated otherwise or the context requires, all information in this prospectus assumes (1) no exercise of the underwriters’ over-allotment option to purchase additional shares of our common stock, and (2) an initial public offering price of $         per share (the mid-point of the estimated initial public offering price range set forth on the cover page of this prospectus).

OFS Capital

We are an externally managed, closed-end, non-diversified management investment company formed in March 2001. Our investment objective is to provide our stockholders with both current income and capital appreciation through debt and equity investments. We intend to continue to pursue an investment strategy focused primarily on investments in middle-market companies in the United States. We use the term “middle-market” to refer to companies which may exhibit one or more of the following characteristics: number of employees between 150 and 2,000; revenues between $50 million and $300 million; annual earnings before interest, taxes, depreciation and amortization (“EBITDA”) between $5 million and $50 million; generally, private companies owned by private equity firms or owners/operators; and enterprise value between $25 million and $500 million. For additional information about how we define the middle-market, see “The Company—Investment Criteria/Guidelines.”

Historically, substantially all of our investment portfolio consisted of senior secured loans to middle-market companies in the United States. Immediately before the closing of the OFS Capital WM Transaction and the 2010 Distribution as described below and in more detail elsewhere in this prospectus, as of September 28, 2010, our investment portfolio consisted of outstanding loans of approximately $[—] million in aggregate principal amount and we had debt of $56.7 million aggregate principal amount outstanding. At such time, our loan portfolio consisted primarily of directly originated loans, club loans and broadly syndicated loan securities with a contractual 2.4-year weighted average life to maturity, approximately [—]% of which were senior secured. In addition, at such time, we had commitments of approximately $[—] million and outstanding loans of approximately $[—] million in aggregate principal amount, representing approximately $[—] million in fair value, plus approximately $[—] million in fair value of other securities, with an average obligor commitment of $[—] million. The difference between the amount of commitments and the outstanding loans is attributable to the unfunded portion of revolving loans in our portfolio. As at such time, this portfolio had a weighted average yield on income producing investments at fair value of approximately [—]%.

On September 28, 2010, principally to facilitate the repayment of an existing credit facility that would have prevented this offering by virtue of a change-in-control provision, we sold a substantial portion of our loan portfolio to a newly formed entity, OFS Capital WM, LLC (“OFS Capital WM”). Concurrently with the OFS Capital WM Transaction as described below, we distributed to our parent, Orchard First Source Asset Management, LLC (“OFSAM”), a Delaware limited liability company, a substantial portion of our remaining loan portfolio and certain of our equity investments. Although we sold a substantial portion of our loan portfolio, we will continue to benefit from the loan assets sold to OFS Capital WM by virtue of our ownership of all of the limited liability company interests in OFS Capital WM. As of December 31, 2010, our investment portfolio consisted of outstanding loans of approximately $[—] million in aggregate principal amount and our equity investments in our portfolio companies (including our investment in OFS Capital WM) of $[—] million and we had no debt outstanding. Following this offering, we expect to pursue a portion of our investment strategy through our SBIC subsidiary described below, which has received preliminary authorization from the United States Small Business Administration (“SBA”) in the form of a “Green Light” letter, dated October 7, 2009, to begin the application process to become licensed as a small business investment company (“SBIC”).

As noted above, we intend to continue to pursue an investment strategy focused primarily on investments in the debt obligations of middle-market companies in the United States. We expect that our investments will include asset classes in which our external manager has expertise, including investments in senior secured, unitranche, second-lien and mezzanine loans and, to a lesser extent, warrants and other minority equity securities. More information on each of these asset classes can be found at “The Company—Structure of Investments.” Initially, we expect that our senior loan investments will principally be made through on-balance sheet or off-balance sheet special purpose vehicles, while unitranche, second lien and mezzanine-loans will be made by us directly or through our proposed SBIC subsidiary as described below. We expect our investments in the equity securities of these companies, such as warrants, preferred stock, common stock and other equity interests, will principally be made in conjunction with our debt investments, although we currently anticipate that no more than 5% of our portfolio will consist of equity investments in middle-market companies that do not pay a regular dividend. Generally, we do not expect to make investments in companies or securities that OFS Advisor determines to be distressed investments (such as, by way of example, discounted debt instruments that have either experienced a default or have a significant potential for default), other than follow-on investments in portfolio companies of ours.

A substantial portion of our business will focus on the direct origination and sourcing of investments through portfolio companies and their financial sponsors or other owners or intermediaries. We expect our investments to range generally from $5.0 million to $25.0 million each, although we expect that this investment size will vary proportionately with the size of our capital base.

OFS Capital Corporate Structure

We are currently organized as a limited liability company wholly-owned by our parent, OFSAM. OFSAM, in turn, is owned primarily by members of our management and board of directors. Immediately prior to the completion of this offering, we intend to convert from a Delaware limited liability company into a Delaware corporation, OFS Capital Corporation, and file an election to be regulated as a business development company under the 1940 Act. In addition, for tax purposes we intend to elect to be treated as a RIC under the Code.

The entity that will issue and sell shares of common stock to you is OFS Capital Corporation. As a result of this offering, OFSAM’s percentage ownership of our common stock (and the indirect ownership of members of professionals available to OFS Advisor and provide access to the senior investment personnel of OFS and its affiliates. The Staffing Agreement provides OFS Advisor with access to deal flow generated by OFS and its affiliates in the ordinary course of their businesses and commits the members of OFS Advisor’s investment committee to serve in that capacity. As our investment advisor, OFS Advisor is obligated to allocate investment opportunities among us and any other clients fairly and equitably over time in accordance with its allocation policy.

OFS Advisor intends to capitalize on the significant deal origination and sourcing, credit underwriting, due diligence, investment structuring, execution, portfolio management and monitoring experience of OFS’s professionals. We currently expect that the senior management team of OFS, including Richard Ressler, Glenn Pittson, Bilal Rashid, Jeff Cerny and Kathi Inorio, will provide services to OFS Advisor. These managers have developed a broad network of contacts within the investment community averaging over 19 years of experience investing in debt and equity securities of middle-market companies. In addition, these managers have gained extensive experience investing in assets that will constitute our primary focus and have expertise in investing across all levels of the capital structure of middle-market companies.

In addition to their roles with OFS Advisor, Glenn Pittson and Bilal Rashid will serve as our interested directors. Mr. Pittson has over 25 years of experience in corporate finance, senior and mezzanine lending, structured finance, loan workouts and loan portfolio management, having spent the majority of his career at various capacities in CIBC World Markets Inc. (“CIBC”), including as head of U.S. Credit Markets, where he was central to the development and execution of a fundamental restructuring of CIBC’s loan origination activities. During the mid-1980’s, Mr. Pittson was instrumental in establishing CIBC’s leveraged lending business. Mr. Rashid has approximately 15 years of experience in investment banking, debt capital markets and investing as it relates to corporate credit, structured credit and securitizations, including serving as a managing director in the global markets and investment banking division at Merrill Lynch & Co., Inc. (“Merrill Lynch”). Over his career, Mr. Rashid has advised, arranged financing for and lent to several middle-market credit providers, including business development companies and their affiliates.

Among other members of OFS’ senior management team, Jeff Cerny is experienced in credit evaluation, credit monitoring, troubled credit and loan administration, and negotiation and structuring of structured funding vehicles, having previously held positions at Sanwa Business Credit Corporation, American National Bank and Trust Company of Chicago and Charter Bank Group, a multi-bank holding company. Kathi Inorio’s focus is on origination and underwriting, drawing on her experience as a vice president in the corporate finance group at Heller Financial, Inc., where she was responsible for portfolio management of middle-market senior cash flow loans.

Certain Steps to Facilitate our Strategy

On December 31, 2009, we distributed to OFSAM assets and operations that we determined were inconsistent with our strategy. For additional information, see the discussion of the 2009 Reorganization under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments and Other Factors Affecting Comparability.” Since December 31, 2009, we have undertaken or determined to undertake certain additional steps to further our strategy, as described below, which are included in the Pro Forma Transactions that we describe in greater detail in our unaudited pro forma condensed combined financial statements. For more information on the Pro Forma Transactions, see “Unaudited Pro Forma Condensed Combined Financial Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments and Other Factors Affecting Comparability.”

OFS Capital WM Transaction and OFSAM Cash Contribution

We have established an entity that will acquire, manage and finance senior secured loan investments to middle-market companies in the United States. This entity, OFS Capital WM, is a newly formed Delaware limited liability company. To finance its business, on September 28, 2010 (the “OFS Capital WM Closing”),

OFS Capital WM entered into a new $180 million secured revolving credit facility (the “WM Credit Facility”) with Wells Fargo Bank, N.A. (“Wells Fargo”) and Madison Capital. In connection with the OFS Capital WM Closing, an affiliate of Madison Capital was appointed as loan manager to manage the assets of OFS Capital WM. The WM Credit Facility is secured by the eligible loan assets or participations therein acquired by OFS Capital WM from us at the OFS Capital WM Closing and eligible loan assets thereafter acquired by OFS Capital WM during its reinvestment period. Subject to limited exceptions, our sale of eligible loan assets or participations therein to OFS Capital WM is without recourse to us, and we will have no liability for the debts or other obligations of OFS Capital WM.

At the OFS Capital WM Closing, we sold approximately $96.9 million of loans or participations therein, transferred to us by OFS Funding, to OFS Capital WM in exchange for all the equity interests in OFS Capital WM and cash in the amount of $36.2 million (the “OFS Capital WM Cash Consideration”). We transferred the OFS Capital WM Cash Consideration to OFS Funding, and OFS Funding used the OFS Capital WM Cash Consideration to repay a substantial portion of the outstanding loan balance under OFS Funding’s credit facility with Bank of America (the “Old Credit Facility”). We refer to these transactions collectively as the “OFS Capital WM Transaction.” Simultaneously with the OFS Capital WM Closing, OFSAM made an additional capital contribution to us in the amount of $19.5 million (the “OFSAM Cash Contribution”), which we transferred to OFS Funding, and which OFS Funding used, together with cash on hand, to pay off the remaining balance under the Old Credit Facility in full. The balance under the Old Credit Facility had already been reduced prior to September 28, 2010 by OFS Funding’s application of net proceeds from the sale of three loans to pay down a portion thereof.

Based on our discussions with the staff of the Securities and Exchange Commission (the “SEC”), we will not treat OFS Capital WM as one of our eligible portfolio companies. As a business development company, we are not permitted to acquire any assets other than “qualifying assets” specified in the 1940 Act unless, at the time the acquisition is made, at least 70% of our total assets are qualifying assets, including securities of “eligible portfolio companies,” cash, cash equivalents, U.S. government securities and high-quality debt instruments maturing in one year or less from the time of investment. Based on the size of this offering, we anticipate that our investment in OFS Capital WM will constitute less than 30% of our assets upon completion of this offering. However, because we will have approximately 30% of our assets in non-qualifying assets at the completion of this offering, we will not be able to acquire any additional non-qualifying assets for the foreseeable future. [Following completion of this offering, we may continue to discuss with the staff of the SEC whether our investment in OFS Capital WM constitutes a “qualifying asset,” but there can be no assurance that the treatment will change.]

Under generally accepted accounting principles, we will not consolidate OFS Capital WM in our financial statements. Instead, our equity investment in OFS Capital WM will be reflected on our balance sheet. We expect that OFS Capital WM will be able to increase the rate of return on the senior secured assets sold to it as a result of the more favorable financing terms under the WM Credit Facility, as compared to the Old Credit Facility. We will continue to benefit from the loan assets sold to OFS Capital WM by virtue of our ownership of 100% of the equity interests in OFS Capital WM, as well as from increased management capacity at OFS Advisor resulting from the appointment of an unaffiliated loan manager for OFS Capital WM. In addition, the management fee payable to OFS Advisor will be reduced because we will pay that fee on the value of our equity investment in OFS Capital WM (which value takes into account the indebtedness of OFS Capital WM), as opposed to the value of the individual assets sold to OFS Capital WM (which would not reflect any indebtedness). We expect that, over the life of the WM Credit Facility, based on the cost of capital and the yield on the underlying assets, we will have positive cash flow on a quarterly basis from our investment in OFS Capital WM. In addition, we believe that our newly established relationship with Madison Capital will significantly expand the investment opportunities available to us.

subsidiary may also be limited in its ability to make distributions to us if it does not have sufficient capital, in accordance with SBA regulations. Receipt of an SBIC license does not assure that our SBIC subsidiary will receive SBA-guaranteed debenture funding, and such funding is dependent upon our SBIC subsidiary’s continuing to be in compliance with SBA regulations and policies.

We have no prior history of operating as a business development company, have never operated an SBIC, and none of OFS Advisor or any of its affiliates has prior experience managing or administering a business development company or an SBIC.

Conflicts of Interests

Subject to certain 1940 Act restrictions on co-investments with affiliates, OFS Advisor will offer us the right to participate in all investment opportunities that it determines are appropriate for us in view of our investment objective, policies and strategies and other relevant factors. Such offers will be subject to the exception that, in accordance with OFS Advisor’s allocation policy, we might not participate in each individual opportunity but will, on an overall basis, be entitled to participate fairly and equitably with other entities managed by OFS Advisor and its affiliates.

Although we are currently the only entity managed by OFS Advisor, affiliates of OFS Advisor manage other assets and a CLO fund and OFS Advisor and/or its affiliates may manage other entities in the future, and these other funds and entities may have similar or overlapping investment strategies. To the extent that we compete with entities managed by OFS Advisor or any of its affiliates for a particular investment opportunity, OFS Advisor will allocate investment opportunities across the entities for which such opportunities are appropriate, consistent with (1) its internal allocation policy, (2) the requirements of the Advisers Act, and (3) certain restrictions under the 1940 Act and rules thereunder regarding co-investments with affiliates. OFS Advisor’s allocation policy is intended to ensure that we may generally share fairly and equitably with other investment funds or other investment vehicles managed by OFS Advisor or its affiliates in investment opportunities that OFS Advisor determines are appropriate for us in view of our investment objective, policies and strategies and other relevant factors, particularly those involving a security with limited supply or involving differing classes of securities of the same issuer which may be suitable for us and such other investment funds or other investment vehicles. Under this allocation policy, if two or more investment vehicles with similar or overlapping investment strategies are in their investment periods, an available opportunity will be allocated based on the provisions governing allocations of such investment opportunities in the relevant organizational, offering or similar documents, if any, for such investment vehicles. In the absence of any such provisions, OFS Advisor will consider the following factors and the weight that should be given with respect to each of these factors: (1) the investment guidelines and/or restrictions, if any, set forth in the applicable organizational, offering or similar documents for the investment vehicles; (2) the risk and return profile of the investment vehicles; (3) the suitability and/or priority of a particular investment for the investment vehicles; (4) if applicable, the targeted position size of the investment for the investment vehicles; (5) the level of available cash for investment with respect to the investment vehicles; (6) the total amount of funds committed to the investment vehicles; and (7) as applicable, the age of the investment vehicles and the remaining term of their respective investment periods, if any.

In situations where co-investment with other entities managed by OFS Advisor or its affiliates is not permitted or appropriate, such as when there is an opportunity to invest in different securities of the same issuer, OFS Advisor will need to decide whether we or such other entity or entities will proceed with the investment. The decision by OFS Advisor to allocate an opportunity to another entity could cause us to forego an investment opportunity that we otherwise would have made. We and OFS Advisor intend to submit an exemptive application to the SEC to permit greater flexibility to negotiate the terms of co-investments under the circumstances where our board of directors determines that it would be advantageous for us to co-invest with other funds managed by OFS Advisor or its affiliates in a manner consistent with our investment objectives, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors. We cannot assure you that this application for exemptive relief will be granted by the SEC, or that, if granted, it would be on the same terms requested by us. See “Related-Party Transactions and Certain Relationships.”

•	independent directors’ fees and expenses;

•	brokerage commissions;

•	fidelity bond, directors’ and officers’ liability insurance and other insurance premiums;

•	direct costs, such as printing, mailing, long-distance telephone and staff;

•	fees and expenses associated with independent audits and outside legal costs;

•	costs associated with our reporting and compliance obligations under the 1940 Act and other applicable U.S. federal and state securities laws; and

•

other expenses incurred by either OFS Services or us in connection with administering our business, including payments under the Administration Agreement that will be based upon our allocable portion (subject to the review and approval of our board of directors) of overhead.

Outlook on Market Conditions

There have been significant developments in the worldwide capital markets recently. The economy continues to be characterized by disruption as evidenced by a lack of liquidity in the debt capital markets, significant write-offs in the financial services sector, the re-pricing of credit risk in the broadly syndicated credit market, as well as the entire corporate credit market, and the failure of certain major financial institutions. Despite actions of the U.S. federal government and foreign governments, these events have contributed to worsening general economic conditions that are materially and adversely impacting the broader financial and credit markets and reducing the availability of debt and equity capital for the market as a whole.

These conditions may continue for a prolonged period of time or worsen in the future and present both opportunities and risks to us. The current credit market deterioration has caused many of the alternative methods of obtaining middle-market debt financing to significantly decrease in scope and availability, creating an attractive investment environment for us. On the other hand, a prolonged period of market illiquidity may have an adverse effect on our business, financial condition, and results of operations. Unfavorable economic conditions could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us, thereby limiting our investment originations and sourcings, limiting our ability to grow and negatively impacting our operating results.

Recent Developments and Other Factors Affecting Comparability

BDC/RIC Elections Adjustments. Prior to this offering, we were not required to apply fair value accounting in accordance with the principles of FAS 157 (ASC Topic 820). Accordingly, loans or other equity investments were carried at cost on our balance sheet. In conjunction with our election to be treated as a business development company, under FAS 157 (ASC Topic 820) we will report our investments at fair value with changes in value reported through our income statement under the caption “unrealized appreciation (depreciation) on investments.” See “Determination of Net Asset Value.” Currently, we maintain an allowance for loan losses for inherent losses in our loan portfolio. Upon conversion, we will eliminate the allowance for loan losses and, consistent with our prospective accounting policies, will record unrealized appreciation and depreciation that will increase or decrease the carrying value of individual assets. Based upon the carrying value of our loans at December 31, 2010, the unrealized depreciation that we expect to record upon conversion would be $[—] million (without taking into account the $[—] million allowance as of December 31, 2010). Our unaudited pro forma financial statements included in this prospectus give effect to a fair value adjustment to the carrying value of our loan and other equity investments as of December 31, 2010. See the section of this prospectus entitled “Unaudited Pro Forma Condensed Combined Financial Statements.”

As of December 31, 2010, our net asset value was $[—] million. The valuation analysis prepared by management on the loan and equity investments that we owned directly as of December 31, 2010 was submitted to our board of directors, which is ultimately responsible for the determination, in good faith, of the fair value of each investment. Valuation assistance from an independent valuation specialist, [—], for our direct loan and equity investments as of December 31, 2010 consisted of certain limited procedures (the “Procedures”) we identified and requested them to perform. Based upon the performance of the Procedures on each of our final loan and equity investment valuations, [—] concluded that the fair value of those assets as of December 31, 2010 appeared reasonable. The valuation firm provided valuation assistance for 100% of our remaining portfolio investments (including our equity interests in OFS Capital WM) following the OFS Capital WM Transaction and the 2010 Distribution and for which sufficient market quotations were not readily available as of December 31, 2010. Our board of directors intends to retain one or more independent valuation firms to review the valuation of each portfolio investment of ours, as well as each portfolio investment of OFS Capital WM, that does not have a readily available market quotation at least once during each 12-month period. However, our board of directors is ultimately and solely responsible for determining the fair value of our assets using a documented valuation policy and consistently applied valuation process. For more information, see the sections of this prospectus entitled “Unaudited Pro Forma Condensed Combined Financial Statements” and “Determination of Net Asset Value.”

BDC Conversion. Immediately prior to the completion of this offering, OFS Capital, LLC intends to convert into a Delaware corporation, OFS Capital Corporation, and each of the outstanding limited liability company interests of OFS Capital, LLC is expected to be converted into                  shares of common stock in OFS Capital Corporation. See “The BDC Conversion.” As part of the BDC Conversion, OFSAM will be issued an aggregate of                  shares of common stock in OFS Capital Corporation in exchange for the limited liability company interests in OFS Capital, LLC at an average estimated equivalent price of $             per share. Upon completion of this offering, OFSAM will own, collectively, an interest of approximately         % in us, assuming no exercise of the underwriters’ over-allotment option.

OFS Capital WM Transaction and OFSAM Cash Contribution. We have established OFS Capital WM, an entity that will be one of our portfolio companies upon consummation of the BDC Conversion and will acquire, manage and finance senior secured loan investments to middle-market companies in the United States. To finance its business, at the OFS Capital WM Closing, OFS Capital WM entered into the WM Credit Facility with Wells Fargo and Madison Capital, which is secured by the eligible loan assets or participations therein acquired by OFS Capital WM from us at the OFS Capital WM Closing and eligible loan assets thereafter acquired by OFS Capital WM during its reinvestment period. Subject to limited exceptions, our sale of eligible loan assets or participations therein to OFS Capital WM is without recourse to us, and we will have no liability for the debts or other obligations of OFS Capital WM.

At the OFS Capital WM Closing, we sold approximately $96.9 million of loans or participations therein, transferred to us by OFS Funding, to OFS Capital WM in exchange for all the equity interests in OFS Capital WM and the OFS Capital WM Cash Consideration. We transferred the OFS Capital WM Cash Consideration to OFS Funding, and OFS Funding used the OFS Capital WM Cash Consideration to repay a substantial portion of the outstanding loan balance under the Old Credit Facility. We also transferred the OFSAM Cash Contribution, made by our parent to us simultaneously with the OFS Capital WM Closing, to OFS Funding, and OFS Funding used the OFSAM Cash Contribution, together with cash on hand, to pay off the remaining balance under the Old Credit Facility in full. The balance under the Old Credit Facility had already been reduced prior to September 28, 2010 by our application of net proceeds from the sale of three loans to pay down a portion thereof.

Under generally accepted accounting principles, we will not consolidate OFS Capital WM in our financial statements. Instead, our equity investment in OFS Capital WM will be reflected on our balance sheet. We expect that OFS Capital WM will be able to increase the rate of return on the senior secured assets sold to OFS Capital WM as a result of the more favorable financing terms under the WM Credit Facility, as compared to the Old Credit Facility. We will continue to benefit from the loan assets sold to OFS Capital WM by virtue of our ownership of 100% of the equity interests in OFS Capital WM, as well as from increased management capacity at OFS Advisor resulting from the appointment of an unaffiliated loan manager for OFS Capital WM. In addition, the management fee payable to OFS Advisor will be reduced because we will pay that fee on the value of our equity investment in OFS Capital WM (which value takes into account the indebtedness of OFS Capital WM), as opposed to the value of the individual assets sold to OFS Capital WM (which would not reflect any indebtedness). We expect that, over the life of the WM Credit Facility, based on the cost of capital and the yield on the underlying assets, we will have positive cash flow on a quarterly basis from our investment in OFS Capital WM. In addition, we believe that our newly established relationship with Madison Capital will significantly expand the investment opportunities available to us.

As a result of certain provisions of the loan documentation for the OFS Capital WM Transaction, we were required to account for that transaction in our financial statements as a secured borrowing as of December 31, 2010, which resulted in our retaining the loans we transferred to OFS Capital WM on our balance sheet as of December 31, 2010 and recording a corresponding payable due to OFS Capital WM. On February [•], 2011, we amended the loan documentation to remove those provisions, pursuant to which amendment we intend to account for the OFS Capital WM Transaction as a sale of assets by us to OFS Capital WM. The OFS Capital WM Transaction (after giving effect to those subsequent amendments) and OFSAM Cash Contribution involved the repayment of $56.7 million aggregate principal amount of indebtedness outstanding under the Old Credit Facility, removal from our balance sheet of $96.9 million in assets sold to OFS Capital WM in connection with the OFS Capital WM Transaction, the booking of an asset in the amount of $[—] million in respect of our investment in OFS Capital WM and recognition of a gain or loss from the sale of our assets to OFS Capital WM upon effectiveness of the subsequent amendment to the loan documentation. For more information on the Pro Forma Transactions, see “Unaudited Pro Forma Condensed Combined Financial Statements.”

2010 Distribution. Concurrently with the OFS Capital WM Transaction, OFS Funding distributed to us and we in turn distributed to OFSAM certain investments in each of the following portfolio companies: Airxcel, Inc., Arclin US Holdings Inc., Barton-Cotton, Incorporated, BBB Industries LLC, BlueWater Thermal Processing, LLC, Einstruction Corporation, FCL Graphics, Inc., Hopkins Manufacturing Inc., Jason Incorporated, Jonathan Holding Company, Jones Stephens Corp., LMH I, Inc. (Latham), LVI Services, Inc., National Bedding Company, LLC, Pamarco Technologies, Inc., Plainfield Tool and Engineering, Inc. (f/k/a Polymer Technologies, Inc. and Plainfield Tool and Engineering, Inc.), Revere Industries, LLC, SMG and Tecta America Corporation. Our investments in these portfolio companies aggregated approximately $67.2 million. In addition, OFS Funding distributed to us and we in turn distributed to OFSAM approximately $1.3 million of equity investments. We refer to these actions collectively as the “2010 Distribution.” We determined to make these distributions to eliminate certain potential conflicts of interest that might arise due to the fact that we and an affiliated fund both had investments in these portfolio companies.

2009 Reorganization. Formerly, we were named Old Orchard First Source Asset Management, LLC (“Old OFSAM”), but, in March 2010, we were renamed “OFS Capital, LLC.” On December 31, 2009, Old OFSAM undertook certain steps as part of a reorganization designed to facilitate this offering. Specifically:

•

our then equity owners created a new holding company, Orchard First Source Asset Management, LLC, or OFSAM, by contributing their equity interests in Old OFSAM to OFSAM such that Old OFSAM became a wholly-owned subsidiary of that entity;

•

Old OFSAM distributed to OFSAM assets that we determined to be inconsistent with our primary investment objectives described in this prospectus or with the operations of an externally managed finance company, including, among other things, by:

•	distributing to OFSAM an approximate 6% equity interest in a CLO vehicle and assigning to OFSAM the management rights and certain fee receivables related to that vehicle;

•	distributing to OFSAM all equity interests in OFSC, an Illinois corporation that employs all of the investment and other professionals who will carry out the investment activities on our behalf; and

•	distributing to OFSAM all equity interests in certain other subsidiaries engaged in management and agency activities.

We refer to these actions collectively as the “2009 Reorganization.” The above-described steps resulted in OFS Funding becoming our only subsidiary with loan and other investment assets. No assets within OFS Funding were transferred or paid out as a dividend as part of the 2009 Reorganization. For more details on the specific steps taken in connection with the 2009 Reorganization, see our financial statements and the related notes thereto appearing elsewhere in this prospectus as well as the section of this prospectus entitled “Unaudited Pro Forma Condensed Combined Financial Statements.” Because the 2009 Reorganization occurred on December 31, 2009, it impacts the comparability of our balance sheet information as of December 31, 2010 and December 31, 2009 with the period-end balance sheet information as of prior periods, and will impact the comparability of future period income statement information with the income statement information for periods ending on or before December 31, 2009.

Investment in Vidalia. Until June 2009, we owned a 100% interest in a trust that owned a 9.93% interest in a hydroelectric power generating facility in Concordia Parish, Louisiana (“Vidalia”). The investment in Vidalia was carried at cost. Distributions from the investment in Vidalia were recorded as income to the extent the facility had generated income. Distributions in excess of income were recorded as a reduction in the cost basis as they reflected a return of capital. In June 2009, we sold our entire interest in Vidalia for $33.6 million in net proceeds and recognized a gain of $4.9 million from the sale. For the year ended December 31, 2009, we recorded investment income from Vidalia in the amount of $0.5 million.

Composition of Existing Portfolio and Recent Portfolio Activities. As of September 28, 2010, immediately before the closing of the OFS Capital WM Transaction and the 2010 Distribution, substantially all of our investment portfolio consisted of senior secured loans to middle-market companies in the United States. As noted elsewhere in this prospectus, following this offering, we intend to expand into additional asset classes, including investments in unitranche, second-lien and mezzanine loans and, to a lesser extent, warrants and other minority equity securities. Accordingly, over time, we expect that senior secured loans will represent a smaller percentage of our investment portfolio as we grow our business. In addition, since late 2008, we have focused primarily on management and collection efforts with respect to our existing portfolio and generally have not originated any new loans. We anticipate that our activities in the near term will return to a more balanced mix of investment origination and sourcing, management and collection, with the majority of new loans being added to our portfolio by our originations.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the periods reported. Actual results could materially differ from those estimates. We have identified the following items as critical accounting policies after giving effect to the changes in accounting principles we will undertake as part of our election to be treated as a business development company.

Valuation of Portfolio Investments. Our policies relating to the valuation of our portfolio investments will be as follows:

Investments for which sufficient market quotations are readily available will be valued at such market quotations. We may also obtain indicative prices with respect to certain of our investments from pricing services or brokers or dealers in order to value such investments. We expect that there will not be a readily available market value for many of our investments; those debt and equity securities that are not publicly traded or whose market prices are not readily available are valued at fair value as determined in good faith by the board of directors. We expect to value such investments at fair value as determined in good faith by our board of directors using a documented valuation policy and a consistently applied valuation process. We expect that our valuation of each asset of ours, as well as each investment asset of OFS Capital WM, for which sufficient market quotations are not readily available will be reviewed by one or more independent third-party valuation firms at least once every 12 months.

Our board of directors is ultimately and solely responsible for determining the fair value of the portfolio investments that are not publicly traded, whose market prices are not readily available on a quarterly basis in good faith or any other situation where portfolio investments require a fair value determination.

With respect to investments for which sufficient market quotations are not readily available or for which no or an insufficient number of indicative prices from pricing services or brokers or dealers have been received, our board of directors will undertake, on a quarterly basis, unless otherwise noted, a multi-step valuation process, as described below:

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For each such investment, a basic credit rating process will be completed. Every credit rating will be reviewed and either reaffirmed or revised by the investment committee. This process, along with comparisons to similar assets in the market based on, among other things, third-party credit ratings, will establish base information for the quarterly valuation process.

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As it relates to our equity investment in OFS Capital WM, we anticipate that a review of the credit rating, cash flow and maturity profile of the underlying assets owned by OFS Capital WM will be completed. In addition, we anticipate that the review will also consider the liability structure of OFS Capital WM, including the amount of leverage, financing costs and other expenses.

•	Each portfolio company or investment will additionally be valued by the investment professionals responsible for the credit monitoring.

•	Preliminary valuation conclusions will then be documented and discussed with individual members of the investment committee.

•	The preliminary valuations will then be submitted to the investment committee for ratification.

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Third-party valuation firm(s) will be engaged to provide valuation services as requested, by reviewing the investment committee’s preliminary valuations. The investment committee’s preliminary fair value conclusions on each asset of ours, as well as each investment asset of OFS Capital WM, for which sufficient market quotations are not readily available will be reviewed and assessed by a third-party valuation firm at least once in every 12 month period, and more often as determined by our board of directors. Such valuation assessment may be in the form of positive assurance, range of values or other valuation method based on the discretion of our board of directors.

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Our board of directors will discuss valuations and determine the fair value of each investment in the portfolio in good faith based on the input of OFS Advisor and, where appropriate, the respective independent valuation firms.

The types of factors that we may take into account in fair value pricing our investments include, as relevant, the nature and realizable value of any collateral, the portfolio company’s ability to make payments and its earnings and discounted cash flow, the markets in which the portfolio company does business, comparison to publicly traded securities and other relevant factors.

Determination of fair value involves subjective judgments and estimates. Accordingly, the notes to our financial statements will express the uncertainty with respect to the possible effect of such valuations, and any change in such valuations, on our financial statements.

Revenue Recognition. Our revenue recognition policies will be as follows:

Investments and Related Investment Income: We will account for investment transactions on a settlement-date basis. Our management will value the portfolio of investments at fair value. Interest is currently (and will continue to be) recognized on an accrual basis. For investments with contractual PIK interest, which represents contractual interest accrued and added to the principal balance that generally becomes due at maturity, we will not accrue PIK interest if the portfolio company valuation indicates that the PIK interest is not collectible. Realized gains or losses on investments will be measured by the difference between the net proceeds from the disposition and the cost basis of investment, without regard to unrealized gains or losses previously recognized. We will report changes in the fair value of investments that are measured at fair value as a component of the net change in unrealized appreciation (depreciation) on investments in our statement of income.